SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

or

| |	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to ____________

Commission File Number:  000-00795

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

BADGER PAPER MILLS, INC.
PROFIT SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BADGER PAPER MILLS, INC.
200 West Front Street
Peshtigo, Wisconsin 54157

REQUIRED INFORMATION

        The following financial statements and schedules of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Financial statements and report of independent certified public accountants

Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees

December 31, 2003 and 2002

CONTENTS

Page
Report Of Independent Registered Public Accounting Firm	3
Financial Statements
Statements Of Net Assets Available For Benefits	4
Statements Of Changes In Net Assets Available For Benefits	5
Notes To Financial Statements	6
Supplementary Information
Report Of Independent Registered Public Accounting Firm On Supplementary Information	13
Schedule H, Line 4(i) - Schedule Of Assets Held At End Of Year	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Badger Paper Mills, Inc.

We have audited the accompanying statements of net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  Grant Thornton LLP

Appleton, Wisconsin
June 8, 2004

Badger Paper Mills, Inc.
Profit Sharing Plan And Trust For Non-Union Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
ASSETS
Investments, at fair value
Common trust funds	$1,660,352	$1,561,454
Mutual funds	6,827,038	5,182,918
Common stock	11,358	32,127

	8,498,748	6,776,499
Employer contributions receivable	208,590	232,919
Accrued income	--	5

Total assets	8,707,338	7,009,423
LIABILITIES
Miscellaneous payable	--	384

Total liabilities	--	384

NET ASSETS AVAILABLE FOR BENEFITS	$8,707,338	$7,009,039

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc.
Profit Sharing Plan And Trust For Non-Union Employees

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,

	2003	2002
Additions to net assets available for benefits:
Investment income:
Interest income and dividends	$86,136	$66,265
Net appreciation (depreciation) in fair value of investments	1,511,368	(1,292,043)

	1,597,504	(1,225,778)
Contributions:
Employee contributions	264,988	268,222
Employer contributions	212,430	232,919

	477,418	501,141

Total additions	2,074,922	(724,637)
Deductions from net assets available for benefits:
Benefits paid to participants	403,347	1,256,289
Trust and other fees	13,282	10,125

Total deductions	416,629	1,266,414

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	1,658,293	(1,991,051)

Net assets available for benefits at beginning of year	7,009,039	8,998,715
Transfer from Badger Paper Mills, Inc. Profit Sharing Plan
and Trust for Union Employees	40,006	1,375

Net assets available for benefits at end of year	$8,707,338	$7,009,039

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A — PLAN DESCRIPTION

The following brief description of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

1.	General

The Plan is a defined contribution plan, which covers substantially all salaried employees of Badger Paper Mills, Inc. (the “Company”) who have attained the age of 18. Employees who have completed at least two months of service with the Company are eligible to make 401(k) contributions. Employees are eligible to receive an allocation of the Company’s contribution after at least 1,000 hours of service during the year and they must be employed at year-end. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

2.	Contributions

The Company may make discretionary contributions to the plan each year. For the plan year ended December 31, 2003 and 2002, the Company contributed to the plan $212,430 and $232,919, respectively.

A cash or deferred arrangement plan, as authorized by Section 401(k) of the Internal Revenue Code (IRC), allows employees to defer a portion of their compensation up to the applicable IRC limits by having it contributed by the Company to their individual account in the Plan.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

3.	Vesting

Participants are at all times fully vested in the value of their accounts attributable to their voluntary contributions.

Vesting in employer contributions are in accordance with the following graduated vesting schedule:

Years of service	Nonforfeitable percentage
Less than 1	0%
1	33
2	66
3 or more	100

Upon death, disability or retirement, participants are automatically 100% vested regardless of years of service.

4.	Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s profit sharing contribution, Plan earnings and forfeitures of terminated participants’ nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

5.	Investment Options

Upon enrollment in the Plan, a participant may direct investments consisting of his or her employee contributions and employer contributions plus actual earnings thereon in 1% increments in any of the investment options offered by the Plan.

Participants may change their investment options daily.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE A — PLAN DESCRIPTION — Continued

6.	Benefits

On termination of service due to death, disability or retirement, the participant or beneficiary is entitled to receive the full value of the participant’s account. Upon a participant’s termination from employment with the Company for a reason other than death, disability or retirement, the participant is entitled to the vested balance in their account.

The method of distribution for account balances exceeding $5,000 will be determined by an election made by the Plan participant. The methods available are lump sum, direct rollover, installment payments or part installments and lump sum. The standard method for account balances less than $5,000 is lump sum payments.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing plans.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.	Use of Estimates

In preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2.	Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

3.	Valuation of Investments

The Plan's investments are held by Wells Fargo Bank Minnesota, N.A. (the "Trustee"). Plan investments are stated at market value as reported by the Plan Trustee.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Investments in mutual funds are stated at a value based upon the per unit allocation of the funds’net assets, stated at fair market value on the last business day of the year.

4.	Payment of Benefits

Benefits are recorded when paid.

NOTE C — INVESTMENTS

The following schedule presents the investments held by the Trustee in each fund at December 31, 2003 and 2002. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2003	2002
Common Trust Funds:
Wells Fargo Stable Return Fund	$1,476,651	$1,433,256
Other	183,701	128,198
Mutual Funds:
Wells Fargo Growth Balanced Fund	2,584,152	2,119,263
Wells Fargo Growth Equity Fund	886,021	649,349
Wells Fargo Diversified Equity Fund	1,090,458	783,322
Wells Fargo Large Company Growth Fund	652,240	468,650
Janus Overseas Fund	542,453	380,796
Wells Fargo Small Cap Fund	848,342	623,438
Other	223,372	158,100
Common stock	11,358	32,127

	$8,498,748	$6,776,499

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2003	2002
Common trust funds	$108,937	$35,973
Mutual funds	1,410,978	(1,346,514)
Common stock	(8,547)	18,498

	$1,511,368	$(1,292,043)

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE D — ADMINISTRATIVE EXPENSES

All administrative expenses in connection with the operation of the Plan are paid from Plan earnings.

NOTE E — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants will become fully vested upon termination of the Plan.

NOTE F — INCOME TAX STATUS

The Plan has adopted Wells Fargo Prototype Plan and the Prototype Plan obtained an opinion letter dated August 30, 2001, in which the Internal Revenue Service stated that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code (“IRC”). Since receiving the opinion letter, the Plan has been amended. However, the Plan administrator and the Plan’s tax counsel believe that the amended Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE G — RELATED-PARTY TRANSACTIONS

Certain plan investments are managed by Wells Fargo Bank. Wells Fargo Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2003 and 2002, the Plan has an investment in the Company’s common stock. The fair market value of this investment is $11,358 and $32,127, respectively.

SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON SUPPLEMENTARY INFORMATION

Badger Paper Mills, Inc.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees as of December 31, 2003 and 2002 and for the years then ended, which are presented in the preceding section of this report. The supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Grant Thornton LLP

Appleton, Wisconsin
June 8, 2004

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS HELD AT END OF YEAR

Employer ID # 39-0143840 — Plan # 002

December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Wells Fargo Bank, N.A.	Stable Return Fund	$1,476,651
		Short-Term Investment Fund	1,318
		S & P 500 Collective Fund	182,383
			1,660,352
*	Wells Fargo Bank, N.A.	Growth Balanced Fund	2,584,152
		Growth Equity Fund	886,021
		Large Company Growth Fund	652,240
		Strategic Income Fund	115,770
		Diversified Equity Fund	1,090,458
		Small Cap Fund	848,342
	Janus	Overseas Fund	542,453
	MSIF Trust	Mid Cap Growth Portfolio Fund	107,602

			6,827,038
*	Badger Paper Mills, Inc.	Common Stock	11,358

			$8,498,748

* Indicates party-in-interest investment.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Badger Paper Mills, Inc., the Plan administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peshtigo, and State of Wisconsin, on this 24th day of June, 2004.

BADGER PAPER MILLS, INC. PROFIT SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES
By:	/s/ William H. Peters
William H. Peters Vice President and Chief Financial Officer of Badger Paper Mills, Inc.

EXHIBIT INDEX

BADGER PAPER MILLS, INC.
PROFIT SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES

FORM 11-K

Exhibit No.	Exhibit	Page No.
(23)	Consent of Grant Thornton LLP	17